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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2003


                            AETERNA LABORATORIES INC.
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F        Form 40-F  X
                               ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes       No  X
                              ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---




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                                 DOCUMENTS INDEX




DOCUMENTS    DESCRIPTION

---------    -------------------------------------------------------------------
1.           Press release dated August 6, 2003: AEterna Laboratories Reports
             Second Quarter Results

---------    -------------------------------------------------------------------


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                       [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


               AETERNA LABORATORIES REPORTS SECOND QUARTER RESULTS

o Revenues increased 66% over second quarter 2002, net loss narrowed
o Cash position strengthened by $35.6 million through bought deal
o License agreement extended with Serono for Cetrotide(R)
o Positive Phase III results with Impavido(R) for cutaneous leishmaniasis
o Atrium acquires Chimiray/Interchemical, a marketer of fine chemicals and active ingredients

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, AUGUST 6, 2003 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) today reported total revenues for the second quarter ended June 30, 2003 of $38.9 million, an increase of 66% compared with total revenues of $23.4 million for the 2002 second quarter. During the second quarter of 2003, product sales increased 18% to $27.6 million, and the Company also recorded $11.3 million in license income and research contract fees related to marketed products and products in development. The gross margin on product sales for the 2003 second quarter was improved to 26% compared with 24% for the same period last year.

AEterna's investment in R&D during the second quarter of 2003 was $11 million, up from $5.3 million during the comparable period last year. The increase is primarily associated with the acquisition of Zentaris, which provided the Company with 11 additional products. Spending on the Company's Neovastat(R) Phase III clinical trials in kidney cancer and in non-small cell lung cancer remained relatively constant year-over-year.

Even with this substantial increase in R&D investments, the Company reported an operating loss for the second quarter 2003 of $1 million, down sharply for an operating loss of $4.5 million for the second quarter 2002. The net loss also narrowed for 2003 second quarter to $4.6 million, or $0.11 per share, compared with a net loss of $5.9 million, or $0.15 per share, for the comparable period in 2002.

Commenting on the Company's second quarter results, Gilles Gagnon, AEterna's President and Chief Executive Officer, said, "We are realizing substantial financial benefit from the late 2002 acquisition of Zentaris, as license income and research contract fees as well as product sales contributed significantly to our 66% growth. Furthermore, we were delighted with the recently announced positive Phase III results for Impavido(R) to treat cutaneous leishmaniasis, a severe


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skin disease. As a result of our successful Phase III results, we are preparing to file for regulatory approval in South America."

Mr. Gagnon added, "In addition to progress with our marketed products, the extension of our license agreement to 2010 with Serono for Cetrotide(R) illustrates the Company's ability to add value from strategic alliances with world-class partners. As we move ahead to the balance of 2003, we look forward to reporting our Neovastat(R) Phase III renal cell carcinoma trial results. Neovastat(R) holds potential to be the first antiangiogenic drug on the market for the treatment of kidney cancer."

"AEterna's cash and short-term investments of $49.2 million as of June 30, 2003 were further supplemented by net proceeds of $33.8 million from the issuance of
4.5 million shares through a bought deal that closed in late July. Reflecting this financing and today's acquisition by Atrium of Chimiray/Interchemical, our cash position stands at approximately $75 million. We are comfortable that we have the necessary capital to pursue our strategic objectives," commented Dennis Turpin, AEterna's Vice President and Chief Financial Officer.

SIX-MONTH FINANCIAL RESULTS

Total revenues for the first half of 2003 increased 63% to $79.7 million, compared with $48.8 million for the first half of 2002, including an 18% increase in product sales to $57.6 million. License income and research contract fees of $22.1 million for the first half of 2003 are related to marketed products and products in development. The Company reported a year-to-date 2003 operating loss of $2.3 million, compared with an operating loss of $8.4 million for the comparable prior-year period despite the fact that R&D investments increased from $10.5 million to $21.9 million during that same period. The net loss for the first six months of 2003 was $9.4 million, or $0.23 per share, compared with a net loss of $11.6 million, or $0.30 per share, for the first six months of 2002.

AETERNA'S 62%-OWNED SUBSIDIARY ATRIUM BIOTECHNOLOGIES CONSOLIDATED RESULTS

During the second quarter of 2003, sales of Atrium Biotechnologies reached $24.7 million, compared with $23.4 million for the comparable period of 2002, representing a 5% increase. Net earnings were substantially the same, reaching $1.62 million during the quarter, compared with $1.66 million in 2002. Results were impacted by the weakness in US currency at that time combined with recent uncertainty in world market conditions.

For the six-month period ended June 30, 2003, Atrium sales reached $53 million compared to $48.8 million in 2002, representing an 8.6% increase. For the same period, the EBITDA increased from $6.6 million to $7 million. Due to the weakness of the US currency, the foreign exchange loss reached $1.1 million for the six-month period ended June 30, 2003 compared with $0.3 million in 2002. Consequently, net earnings were stable at $3.2 million, compared to $3.5 million for the same period in 2002.

ACQUISITION BY ATRIUM

AEterna announced today that its subsidiary Atrium acquired 100% of all issued and outstanding shares of the privately-owned French company Chimiray/Interchemical for approximately euro 11.5 million ($18.4 million), payable by the issuance of a long-term debt of euro 5 million ($8 million) and the residual of euro 6.5 million ($10.4 million) in cash. Based in Paris,


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Chimiray/Interchemical is focused mainly in the distribution of fine chemicals and active ingredients. Net sales for the last twelve-month period were approximately euro 35 million ($52 million), and the company generated net earnings.

"Atrium is an important asset in the global growth strategy of AEterna," said Gilles Gagnon, President and Chief Executive Officer at AEterna. "With this third acquisition within the last two years, Atrium continues to successfully expand the marketing network for all of its products and to pursue its growth."

SIGNIFICANT MILESTONES

During the second quarter of 2003 and subsequent weeks, the Company's accomplishments included the following:

o POSITIVE PHASE III RESULTS FOR IMPAVIDO(R) IN CUTANEOUS LEISHMANIASIS - Subsequent to the close of the quarter, the Company reported results of a Phase III trial evaluating its drug Impavido(R) (miltefosine) for the treatment of cutaneous leishmaniasis, a severe skin disease. The data showed that patients taking Impavido(R) had a cure rate of 70%, which is 220% better than for those in the placebo group. This favorable data enables the Company to apply for marketing authorization in South American countries where the cutaneous form of the disease is predominant. Impavido(R) is currently sold in India and is the only oral cure for the life-threatening visceral form of leishmaniasis.

o NEW NEOVASTAT(R) DATA - In April, the Company disclosed new scientific data on its lead antiangiogenic compound Neovastat(R), which reinforces the drug's antiangiogenic properties. The data was obtained from two studies conducted by Dr. Francois Berger, Coordinator of the Neuroscience molecular team of the INSERM 318 unit in Grenoble, France. Abstracts reflecting the results of these studies were to be presented at the American Association for Cancer Research (AACR) meeting in Toronto, which was cancelled due to Severe Acute Respiratory Syndrome
         (SARS).

o NEOVASTAT(R) UPDATE AT ASCO - In June, Dr. Bernard Escudier, Head of the Immunotherapy Unit at Institut Gustave-Roussy in Paris and lead investigator in Europe for the Company's Neovastat(R) Phase III trial in renal cell carcinoma, gave a status report on the trial at the American Society of Clinical Oncology (ASCO) Meeting in Chicago. In his presentation, Dr. Escudier stated that data from the study would be analyzed upon the death of 230 patients, or September 30, 2003, whichever was sooner. At the time of his presentation, 218 patients had died. Dr. Charles Lu, of the M.D. Anderson Cancer Center in Houston and lead investigator for the Company's Phase III trial in non-small cell lung cancer, also gave a status report on this trial.

o EXTENDED AGREEMENT WITH SERONO UNTIL 2010 FOR CETROTIDE(R) - In June, the Company announced an extension of the existing license agreement between its subsidiary Zentaris and Serono for worldwide marketing rights, excluding Japan, for Cetrotide(R), a novel compound used for IN VITRO fertilization. The amended agreement provides for Zentaris to receive a signature fee, as well as fixed annual payments until 2010.

o AETERNA ANNUAL MEETING - In May, AEterna held its annual meeting of stockholders where Gilles Gagnon presented the Company's strategy for growth and its value creation objectives. At the meeting, Dr. Hartmut Michel, Director of the prestigious Max-Planck Institute for Biophysics in Frankfurt, Germany and 1988 Nobel Prize laureate in

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         chemistry, was appointed to the Company's Scientific Advisory Board, while Dr. Eric Dupont, AEterna's Chairman, announced the conversion of all of his 4,725,000 multiple voting shares into the same number of subordinate voting shares. This conversion left the Company with a single class of voting shares.

Subsequent to the end of the quarter, the Company closed a $35.6 million bought deal, issuing 4.5 million subordinate voting shares at $7.90 per share. The net proceeds of $33,8 million of this financing will be used to further develop the product pipeline, pursue the Company's growth strategy and other corporate purposes.

CONFERENCE CALL INFORMATION

Management will be hosting an investment community conference call beginning at 11:00 a.m. Eastern Time today, Wednesday, August 6, to discuss this announcement and to answer questions.

To participate in the live call by telephone, please dial 514-807-8791, 416-640-4127 from Canada or 1-800-814-4890 from outside Canada. A telephone replay will be available from 1:00 p.m. Eastern on August 6 until 11:59 p.m. Eastern on August 8, by dialing 416-640-1917 and entering passcode 1012581#. Individuals interested in listening to the conference call via the Internet may do so by visiting www.aeterna.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA LABORATORIES

AEterna Laboratories has an extensive portfolio of marketed and development-stage biopharmaceutical products focused in oncology and endocrinology. Its lead oncology compound is Neovastat(R), a proprietary angiogenesis inhibitor with multiple mechanisms of action in a Phase III clinical trial for renal cell carcinoma (data available by year-end 2003) and in a Phase III trial for non-small cell lung cancer. Cetrotide(R), its lead compound in endocrinology, is sold in the U.S. and Europe to the IN VITRO fertilization market, and is in clinical testing for endometriosis, uterus myoma and enlarged prostate (BPH). A further seven clinical programs are underway with various compounds. In addition, AEterna owns 62% of Atrium Biotechnologies, a profitable and growing developer, distributor and marketer of active ingredients, fine chemicals, cosmetic and nutritional products with sales exceeding $100 million in 2002.

AEterna and its entities have 300 employees in Canada and Europe, and its shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market
(AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com. To find out more about the current Phase III trial in non-small cell lung cancer, call 1-888-349-3232.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to


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the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                       -30-

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                  jacques.raymond@aeterna.com


U.S. INVESTOR RELATIONS
Lippert/Heilshorn & Associates              SALES & MARKETING
Kim Golodetz                                Dr. Mathias Pietras
(212) 838-3777                              Tel.: +49 69 426023423
kgolodetz@lhai.com                          Fax: +49 69 426023444
Bruce Voss                                  E-mail: mathias.pietras@zentaris.de
(310) 691-7100
bvoss@lhai.com


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AETERNA LABORATORIES INC. (TSX: AEL ; NASDAQ: AELA)
FINANCIAL SUMMARY

(in thousands of Canadian dollars, except share and per share data)



                                                                      QUARTERS ENDED                     SIX MONTHS ENDED
                                                                          JUNE 30                             JUNE 30

                                                           ------------------------------------------------------------------------
CONSOLIDATED RESULTS                                             2003              2002              2003              2002
Unaudited                                                          $                 $                 $                 $
-----------------------------------------------------------------------------------------------------------------------------------


REVENUES
Sales                                                                 27,632            23,440            57,610            48,789
License income and research contract fees                             11,243                              22,078
                                                                                             -                                   -
                                                           ------------------------------------------------------------------------
                                                                      38,875            23,440            79,688            48,789
                                                           ------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                         20,393            17,803            43,613            37,486
General, selling and administrative                                    6,505             4,258            11,974             8,172
R&D costs, net of tax credits and grants                              10,994             5,253            21,880            10,534
Depreciation and amortization                                          2,014               599             4,517             1,032
                                                           ------------------------------------------------------------------------
                                                                      39,906            27,913            81,984            57,224
                                                           ------------------------------------------------------------------------
Operating Loss                                                       (1,031)           (4,473)           (2,296)           (8,435)
Interest income                                                          226               813             1,163             1,283
Interest and financial expenses                                      (1,295)              (74)           (2,088)             (210)
Foreign exchange loss                                                  (971)             (282)           (1,358)             (268)
                                                           ------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                                      (3,071)           (4,016)           (4,579)           (7,630)
Current income taxes                                                 (1,474)             (505)           (2,105)             (965)
Future income taxes                                                      816             (468)           (1,054)           (1,173)
Non-controlling interest                                               (842)             (910)           (1,667)           (1,782)
                                                           ------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                              (4,571)           (5,899)           (9,405)          (11,550)
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------
Basic and diluted net loss per share                                  (0.11)            (0.15)            (0.23)            (0.30)
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------
Weighted average number of shares                                 40,695,527        40,452,019        40,696,277        38,552,019
Issued and outstanding shares                                                                         40,698,027        40,452,519





                                                                                                    JUNE 30         DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                                                          2003              2002
                                                                                                       $                 $
-----------------------------------------------------------------------------------------------------------------------------------


Cash and short-term investments                                                                           49,155            81,534
Other current assets                                                                                      57,247            94,898
                                                                                               ------------------------------------
                                                                                                         106,402           176,432
Long-term assets                                                                                         142,878           154,536
                                                                                               ------------------------------------
Total assets                                                                                             249,280           330,968
                                                                                               ------------------------------------
                                                                                               ------------------------------------
Current liabilities                                                                                       44,549           132,232
Deferred revenues                                                                                         13,051            12,438
Non-controlling interest                                                                                  24,530            24,676
Other long-term liabilities                                                                               60,407            51,286
                                                                                               ------------------------------------
                                                                                                         142,537           220,632
Shareholders' equity                                                                                     106,743           110,336
                                                                                               ------------------------------------
Total liabilities and shareholders' equity                                                               249,280           330,968
                                                                                               ------------------------------------
                                                                                               ------------------------------------




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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AETERNA LABORATORIES INC.


DATE:  AUGUST 6, 2003                     By:  /s/ CLAUDE VADBONCOEUR
---------------------                          ---------------------------------
                                               Claude Vadboncoeur
                                               Vice President, Legal Affairs and
                                               Corporate Secretary